
05008516



1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 3 2004
WASH., D.C.
155

May 12, 2005

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

SUPPL

Attn: International Filing & Reporting Companies

Dear Sirs,

Please find enclosed a copy of the 2005 First Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble
Assistant Secretary

Encl.

\kn

82-4624



RESOURCES INC.

REPORT TO SHAREHOLDERS – FIRST QUARTER 2005

AUR RESOURCES INC. REPORTS NET EARNINGS OF $33.3 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF $43.8 MILLION IN THE FIRST QUARTER OF 2005

(All dollar amounts unless otherwise stated are expressed in United States currency)

First Quarter Highlights - 2005

- Net earnings were $33.3 million or $0.35 (CDN$0.43) per share in the first quarter of 2005.
- Cash flow from operating activities was $43.8 million in the first quarter of 2005.
- Cash and working capital increased to $228.6 million and $257.1 million, respectively, as at March 31, 2005.
- Aur's cash per share increased to CDN$2.91 as at March 31, 2005.
- Aur's share of copper production was 60.7 million pounds in the first quarter of 2005.
- Aur realized $1.62 per pound of copper sold in the first quarter of 2005.
- Aur paid $7.8 million in dividends (CDN$0.10 per share) to shareholders on January 1, 2005
- A new copper discovery was made on the La Verde property in Mexico.

Financial Highlights

Mining revenues were $96.5 million in the first quarter of 2005 compared to $88.8 million for the same period in 2004. Net earnings were $33.3 million, equal to $0.35 per share for the quarter, a 25% increase over net earnings of $26.6 million or $0.28 per share for the same quarter last year. Cash flow from operating activities was $43.8 million, equal to $0.46 (CDN$0.57) per share, compared to $40.5 million or $0.43 per share in the first quarter of 2004. Aur's cash position at March 31, 2005, after the payment of $7.8 million of dividends to shareholders and the $10.0 million copper price participation obligation to Teck Cominco, increased by $22.1 million to $228.6 million from December 31, 2004. Working capital increased by $35.5 million to $257.1 million. Aur's cash exceeded its $125 million Senior Note debt by $103.6 million at March 31, 2005.

Aur's realized copper price, including sales premiums and quotation period adjustments, averaged $1.62 per pound of copper sold in the first quarter compared to the LME average price

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com



of $1.48 per pound. In the first quarter of 2004, Aur realized an average price of $1.37 per pound of copper sold compared to the LME average price of $1.24 per pound.

The following table presents a summary of and changes between Aur's Consolidated Statements of Operations for the three months ended March 31, 2005 and 2004.

	2005	2004	Change
	$000's	$000's	$000's
Mining revenues	**96,513**	88,826	7,687
Mining expenses	**(37,974)**	(36,914)	(1,060)
Depreciation and amortization	**(8,451)**	(9,963)	1,512
Mine closure and site restoration	**(786)**	(458)	(328)
Non-controlling interests	**(5,664)**	(4,933)	(731)
Operating earnings	**43,638**	36,558	7,080
Business development	**(1,272)**	(1,033)	(239)
Administration	**(2,163)**	(1,597)	(566)
Interest on long-term debt	**(2,109)**	(2,109)	-
Stock-based compensation	**(577)**	(90)	(487)
Taxes	**(7,332)**	(5,361)	(1,971)
Other	**3,075**	266	2,809
Net earnings	**33,260**	26,634	6,626
Basic earnings per share	**0.35**	0.28	0.07

Metal Production and Sales

Aur's share of metal production from the Louvicourt, Andacollo and Quebrada Blanca Mines in the first quarter of 2005 was 60.7 million pounds of copper, 3.8 million pounds of zinc, 52,000 ounces of silver and 2,100 ounces of gold, compared to 62.6 million pounds of copper, 2.3 million pounds of zinc, 36,000 ounces of silver and 1,600 ounces of gold in the first quarter of 2004. Copper production was 1.9 million pounds lower than the first quarter of 2004 due principally to lower ore grade from the Louvicourt Mine. Mining revenues were $96.5 million in the first quarter of 2005, compared to $88.8 million for the same period in 2004. Mining revenues were $7.7 million higher in the first quarter of 2005, primarily due to a $0.25 per pound higher realized copper price and $1.6 million of additional by-product credits offset in part by the lower copper production.

Copper sales of 57.4 million pounds were 6.1 million pounds lower in the first quarter of 2005 compared to the first quarter of 2004 due to lower production during the quarter and higher cathode copper inventories at March 31, 2005. Cathode copper inventory increased by 3.3 million pounds to 6.4 million pounds at March 31, 2005.

Minesite cash operating costs were $38.0 million in the first quarter of 2005, compared to $36.9 million in 2004. Aur's cash operating cost per pound of copper sold was $0.60, $0.03 per pound higher than budget, for the quarter and $0.05 per pound higher than in the first quarter of 2004. Mining expenses were $1.1 million higher in the first quarter of 2005, compared to the same period last year and resulted from $4.6 million of higher operating costs offset by $3.5 million of lower mining expenses resulting from the 6.1 million fewer pounds of copper sold, principally at Quebrada Blanca.



The following table presents the calculation of cash operating costs per pound of copper sold for the three months ended March 31, 2005 and 2004.

	2005	2004
	$/lb.	$/lb.
Mining expenses	0.66	0.58
By-products credits		
Zinc	(0.04)	(0.02)
Silver	(0.00)	(0.00)
Gold	(0.02)	(0.01)
Cash operating costs	0.60	0.55
Copper sold (000's lbs.)	57,388	63,459

The following table presents a summary of and changes between mine operating earnings [1] for the three months ended March 31, 2005 and 2004.

	2005	2004	Change
	$000's	$000's	$000's
Louvicourt	6,646	6,699	(53)
Andacollo	12,499	11,448	1,051
Quebrada Blanca	39,394	33,765	5,629
	58,539	51,912	6,627

(1) Mine operating earnings equal mining operating revenues less mining operating expenses.

Cash flow from mine operating activities was $53.1 million in the first quarter of 2005, compared to $47.3 million for the same period last year.

Louvicourt Mine

The Louvicourt Mine produced 16.9 million pounds of copper and 12.7 million pounds of zinc from 382,453 tonnes of ore milled during the first quarter of 2005. Copper production was 5.6 million pounds lower and zinc production was 5.1 million pounds higher than for the same period in 2004. Copper production was 1.3 million pounds higher than budgeted for the first quarter, due to the significantly higher mill throughput, partially offset by the lower grade ore. Higher than budgeted zinc production resulted from higher mill throughput.

Aur's share of Louvicourt's revenues was $11.9 million in the first quarter of 2005, compared to $12.3 million in 2004. The lower revenue was due to the 25% lower sales volume largely offset by higher metal prices. Cash operating costs, net of by-product credits of $0.30 per pound of copper sold for the quarter, were $0.21 lower than the corresponding period in 2004, principally due to $1.6 million higher by-product credits. Aur's cash flow from Louvicourt's operating activities was $5.2 million in the first quarter of 2005, compared to $2.7 million in 2004. There were no expenditures on property, plant and equipment in either the first quarter of this year or last year. The Louvicourt Mine is expected to close near the end of June 2005. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

The Louvicourt Mine operating performance was exceptional in the first quarter of 2005. Louvicourt is forecast to produce approximately 32 million pounds of copper and 26 million pounds of zinc and,



at a copper price of $1.40 per pound for the balance of the year, to generate approximately $19 million of operating cash flow for Aur in 2005.

Andacollo Mine

The Andacollo Mine had an excellent first quarter of 2005. Copper production was 12.9 million pounds of LME registered Grade A cathode copper, 0.2 million pounds more than in the first quarter of 2004 and was 1.6 million pounds higher than budgeted. A total of 4.8 million tonnes of rock, of which 1.1 million tonnes was ore, was mined at a strip ratio of 3.5:1. A total of 4.3 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.5:1 in the first quarter of 2004.

Andacollo's revenues of $20.8 million, generated from the sale of 12.9 million pounds of copper in the first quarter of 2005, were $3.0 million higher than the revenues of $17.8 million in the first quarter of 2004 as a result of higher copper prices and sales. Revenues were $6.4 million higher than budget as a result of higher copper prices and 1.3 million more pounds of copper sold. Cash operating costs were $8.3 million, $2.0 million higher than for the same period 2004, principally due to the higher tonnage mined and higher energy and labour costs. The cash operating costs in the first quarter of 2005 were $0.65 per pound of copper sold, $0.02 per pound higher than budgeted and significantly higher than the $0.49 per pound for the same period in 2004. Cash flow from operating activities was $12.3 million in the first quarter of 2005, compared to $10.5 million in 2004. Expenditures on property, plant and equipment were $0.3 million in the first quarter compared to $1.3 million in 2004. An evaluation of establishing a dump leach facility at Andacollo to process lower grade copper ore and thereby extend the heap leach mining into 2010 is expected to be completed in July 2005. A bankable feasibility study for the large hypogene copper deposit is also in progress (see Development Projects).

The Andacollo Mine is now expected to produce 49 million pounds of copper at a cash operating cost of $0.62 per pound of copper sold in 2005. At a copper price of $1.40 per pound for the balance of 2005, operating cash flow is forecast at approximately $44 million.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 42.7 million pounds of LME registered Grade A cathode copper in the first quarter of 2005, 2.6 million pounds less than budgeted, compared to 43.1 million pounds in the first quarter of 2004. A total of 9.1 million tonnes of rock, of which 1.8 million tonnes was heap leach ore and 2.6 million tonnes was dump leach ore, was mined at a strip ratio of 1.1:1 in the first quarter of 2005, compared to 8.0 million tonnes of rock, of which 1.8 million tonnes was heap leach ore and 1.6 million tonnes was dump leach ore, and a strip ratio of 1.4:1 for the first quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 39.5 million pounds of copper, were $63.8 million in the first quarter of 2005, compared to $58.8 million generated from the sale of 43.9 million pounds of copper for the same period in 2004. The $5.0 million increase in revenue is due to a $0.28 per pound higher realized copper price offset by 4.4 million fewer pounds of copper sold. Operating revenues were $7.1 million higher than budget, principally due to realized copper prices being $0.37 per pound higher than budget, partially offset by 5.8 million fewer pounds of copper sold. Cathode copper inventories were 5.8 million pounds at March 31, 2005 approximately 3.6 million pounds higher than budgeted. Cash operating costs of $24.4 million were $0.6 million lower than in 2004. Cash operating costs were $0.62 per pound of



copper sold, $0.05 per pound higher than in the first quarter of 2004 due to higher energy, acid, labour and transportation costs. Cash flow from operating activities was $35.6 million in the first quarter of 2005 compared to $34.1 million in 2004. Expenditures on property, plant and equipment were $0.05 million in the first quarter of 2005, compared to $0.03 million in 2004.

The Quebrada Blanca Mine had solid operating performance in the first quarter of 2005 and is expected to produce 176 million pounds of copper at a cash operating cost of $0.62 per pound of copper sold in 2005. At a copper price of $1.40 per pound for the balance of the year operating cash flow is expected to be approximately $147 million.

Development Projects

Duck Pond

The CDN$92 million capital development program was fully activated in January 2005. Detailed engineering, site preparation, ramp portal construction and related work are proceeding as planned.

Agreement to purchase the mill, mobile equipment and related items from the Louvicourt Mine, much of which will be utilized at Duck Pond, was reached. Senior operating staff have been hired, underground development plans organized and preparations for major construction work in 2005 made. The budget for 2005 is CDN $51.7 million, of which $1.5 million was expended in the first quarter of 2005.

Duck Pond is scheduled to commence production in the fourth quarter of 2006 with annual production of 41 million pounds of copper and 76 million pounds of zinc.

Andacollo Hypogene Copper Deposit

The update of the 1998 pre-feasibility study for the Andacollo hypogene copper deposit was completed in March 2005. On the basis of the results of this study, a decision was made to carry out a full bankable feasibility study budgeted to cost approximately $5.0 million. The feasibility study is in progress and is scheduled to be completed in the first quarter of 2006.

The feasibility update indicated that the hypogene deposit could be developed into a mine which would produce, on average, approximately 170 million pounds of copper and 59,000 ounces of gold, contained in concentrates, annually over a mine life of 21 years. The capital investment was estimated at $312 million, including a contingency amount of $42 million.

The internal rate of return on the capital investment is expected to exceed Aur's minimum target of 15% at a copper price of $1.00 per pound and a gold price of $400 per ounce. The hypogene copper deposit, which underlies the supergene deposit currently being mined at Andacollo, represents a long life source of potential copper production for Aur.

The reserves incorporated in the mine plan were 421 million tonnes at an average grade of 0.43% Cu and 0.13 g/t Au. The resources upon which the reserves in the mine plan were developed totalled 888 million tonnes at an average grade of 0.35% Cu and 0.07 g/t Au. The reserves include 650 million tonnes of inferred resources and, as such, do not conform to NI 43-101 standards. The reserves will be upgraded to such standards as part of the ongoing feasibility study.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

Other Financial Information

Business Development

Aur's $10 million 2005 business development program was active in the first quarter of 2005. Significant new copper mineralization was discovered on the La Verde property in Mexico, exploration work, in preparation for drilling, was carried out on three copper projects in Chile and one gold project in Argentina and our acquisitions program in Eastern Europe, CIS countries and Africa was initiated. Business development expenditures were $1.3 million in the first quarter of 2005, compared to $1.0 million in 2004.

At La Verde, located in west-central Mexico approximately 300 kilometres west of Mexico City, nine drill holes confirmed the presence of known copper breccia mineralization where previous owners had outlined a near surface mineral resource of 72.6 million tonnes at an average grade of 0.7% copper. These holes all intersected significant copper-gold mineralization, the best intersections being 115.1 metres grading 1.15% Cu, 0.06 g/t Au in Hole # 3, 179.4 metres grading 1.02% Cu, 0.06 g/t Au in Hole # 6 and 115.5 metres grading 0.72% Cu, 0.09 g/t Au in Hole # 4. A geophysical survey was carried out in late 2004, which outlined a large IP anomaly covering an area of approximately 4.0 kilometers in length from 750 – 1,500 metres wide surrounding this known mineralization. This anomaly is continuous and is located at a greater depth than all previous drilling carried out on the property. Hole # 9, drilled to test this IP anomaly, intersected 426.1 metres of mineralization at an average grade of 0.49% Cu, 0.12 g/t Au and was stopped in mineralization at a depth of 681 metres. The copper mineralization was principally chalcopyrite and bornite hosted in an altered and brecciated multiphase intrusive complex. The extent of this new copper discovery is unknown at this time, however, there is potential for a large tonnage copper deposit to exist on the La Verde property. The 2005 drilling program has now been expanded to 40 holes totaling 15,000 metres in order to accelerate the evaluation of the copper mineralization on the La Verde property. Details of these results are contained in Aur's press release of May 3, 2005 entitled AUR RESOURCES INTERSECTS SIGNIFICANT COPPER MINERALIZATION ON THE LA VERDE COPPER PROPERTY IN MEXICO.

Administration

Administration expenses were $2.2 million in the first quarter of 2005, compared to $1.6 million in 2004. These expenses are expected to be as budgeted at $6.2 million for the year.

Depreciation and amortization

Depreciation and amortization expenses were $8.5 million in the first quarter of 2005, compared to $10.0 million in 2004. These expenses are forecast to total $29 million in 2005.

Mine closure and site restoration

Mine closure and site-restoration expenses were $0.8 million in the first quarter of 2005, compared to $0.5 million in 2004. These expenses are forecast to be $2.5 million in 2005.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com



Interest on long-term debt

Interest expense on Aur's long-term debt was as budgeted at $2.1 million in both the first quarter of 2005 and 2004, and will be as budgeted at $8.4 million for the year.

Stock-based compensation

Stock-based compensation expense was $0.6 million in the first quarter of 2005, compared to $0.1 million in the first quarter of 2004. Based upon options granted during the period January 1, 2003 to March 31, 2005, stock-based compensation expense for the year will total $1.5 million in 2005 for the options granted during the period January 1, 2003 to March 31, 2005.

Other expenses (revenues)

Other expenses (revenues) were a net revenue of $3.1 million in the first quarter of 2005, compared to a net revenue of $0.3 million in the first quarter of 2004. Net revenues in the first quarter were primarily due to interest income of $1.1 million, a gain on the sale of marketable securities of $1.1 million, foreign exchange gains of $0.7 million and proceeds of $0.2 million from property option payments resulting from the optioning of certain of Aur's Val d'Or properties in 2004. Other expenses (revenues) are forecast to be a net revenue of $6.8 million for the year, primarily due to interest income earned on Aur's substantial cash balances.

Provision for income and resource taxes

Provision for taxes was $7.3 million in the first quarter of 2005, $1.8 million higher than budget and $1.9 million higher than the $5.4 million in the first quarter of 2004. Cash taxes, totalled $5.5 million, of which $4.6 million related to Quebrada Blanca and $0.8 million related to Quebec mining duties on Aur's share of Louvicourt's income, while non-cash future taxes totalled $1.8 million. Cash taxes in the first quarter of 2004 totalled $0.2 million. The higher tax expense in 2005 is as a result of higher earnings. At an LME average copper price of $1.40 per pound for the balance of 2005, the provision for taxes is expected to be $22.2 million for cash taxes and $14.6 million for future taxes in 2005.

Non-controlling interests

Non-controlling interests expense, related to Aur's partners' interests in the Andacollo and Quebrada Blanca Mines, was $5.7 million in the first quarter of 2005. Non-controlling interests expense was $4.9 million in 2004. Cash payments to non-controlling interests totalled $3.2 million in the first quarter, compared to $2.8 million in 2004. Due to preferential rights to cash flows related to the $1.3 million balance of the shareholder debt of Andacollo at March 31, 2005, Aur has the right to receive 70% of the next $1.3 million of Andacollo's net cash flow and 63% of all cash distributions thereafter. Due to preferential rights to cash flows related to the $11.0 million balance of the shareholder debt of Quebrada Blanca at March 31, 2005, Aur has the right to receive, as at March 31, 2005, the next $11.0 million, plus interest, of Quebrada Blanca's net cash flow and 76.5% of all cash distributions thereafter. The debt obligations of both Andacollo and Quebrada Blanca are expected to be fully repaid during the second quarter of 2005.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com




Working capital

Working capital increased $34.5 million during the first quarter to $257.1 million at March 31, 2005, primarily due to increased cash balances resources resulting from operating activities.

Property, plant and equipment

Investments in property, plant and equipment totalled $11.8 million in the first quarter of 2005, compared to $0.6 million in 2004. These investments included a $10.0 million accrual for the expected copper price participation amount payable to Teck Cominco in January 2006 for 2005, $1.5 million invested at Duck Pond and $0.3 million invested at Andacollo. Aur anticipates that expenditures on property, plant and equipment in 2005 will be as budgeted at $38.3 million at Duck Pond, $2.7 million at Quebrada Blanca and the $10 million copper price participation payment to Teck Cominco in January 2005. Andacollo's expenditures of $5.8 million are expected to be $4.1 million higher than budget, principally due to $3.9 million of expenditures on the bankable feasibility study on the Andacollo hypogene copper deposit approved in March 2005.

As the copper price is now expected to average above $1.25 per pound in 2005, a $10 million copper price participation will become payable to Teck Cominco in January 2006 for the 2005 year. This amount has been provided for as a non-cash investment in property, plant and equipment.

Contingency

The disputed reassessment of guarantee fees issued by the Chilean Internal Revenue Service (the "IRS") to Compañía Minera Quebrada Blanca S.A. ("CMQB"), as described in note 17 to Aur's audited consolidated financial statements for the year ended December 31, 2004, has not been resolved to date. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that no amounts are owing to the IRS.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2004 Annual Report and/or in Aur's Annual Information Form dated March 31, 2005 and filed with Canadian securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2005 and include among other things, statements regarding targets, estimates

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com



and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual Consolidated Financial Statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.



Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended March 31

2005	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	382,453	1,067,007	1,792,317	n/a
Grade				
Copper (%)	2.11	0.79	1.32	n/a
Soluble copper (%)	n/a	0.67	1.19	n/a
Zinc (%)	1.78	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.80	-	-	n/a
Copper (pounds)				
Produced	5,060,000	12,912,000	42,678,000	**60,650,000**
Sold	5,060,000	12,854,000	39,474,000	**57,388,000**
Less: non-controlling interests	-	(3,856,000)	(3,947,000)	**(7,803,000)**
Net to Aur	5,060,000	8,998,000	35,527,000	**49,585,000**
Inventory		613,000	5,754,000	**6,367,000**
Other metals produced and sold				
Zinc (pounds)	3,803,000	-	-	**3,803,000**
Gold (ounces)	2,100	-	-	**2,100**
Silver (ounces)	52,000	-	-	**52,000**
Cost per pound of copper sold	0.30	0.65	0.62	**0.60**

2004	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	305,174	994,459	1,745,886	n/a
Grade				
Copper (%)	3.46	0.83	1.27	n/a
Soluble copper (%)	n/a	0.73	1.10	n/a
Zinc (%)	1.40	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.72	-	-	n/a
Copper (pounds)				
Produced	6,748,000	12,710,000	43,127,000	62,585,000
Sold	6,748,000	12,835,000	43,876,000	63,459,000
Less: non-controlling interests	-	(3,850,000)	(4,388,000)	(8,238,000)
Net to Aur	6,748,000	8,985,000	39,488,000	55,221,000
Inventory	-	577,000	2,057,000	2,634,000
Other metals produced and sold				
Zinc (pounds)	2,270,000	-	-	2,270,000
Gold (ounces)	1,600	-	-	1,600
Silver (ounces)	36,000	-	-	36,000
Cost per pound of copper sold	$0.51	$0.49	$0.57	$0.55

Notes:
1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 2,594,052 tonnes (2004–1,605,127 tonnes) of dump leach ore.
2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS

March 31, 2005
(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors.

2501 – 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com



Consolidated Statements of Operations (in thousands of United States dollars except earnings per share) (Unaudited)	Three months ended March 31 2005	 2004
	$	$
Mining revenues	96,513	88,826
Expenses		
Mining	37,974	36,914
Business Development	1,272	1,033
Administration	2,163	1,597
Depreciation and amortization	8,451	9,963
Mine closure and site restoration	786	458
Interest on long-term debt	2,109	2,109
Stock-based compensation	577	90
Other expenses (revenues) (note 7)	(3,075)	(266)
	50,257	51,898
Earnings before taxes and non-controlling interests	46,256	36,928
Income and resource taxes	(7,332)	(5,361)
Earnings before non-controlling interests	38,924	31,567
Non-controlling interests	(5,664)	(4,933)
Net earnings for the period	33,260	26,634
Basic and diluted earnings per share (note 6(b))	0.35	0.28

Consolidated Statements of Retained Earnings (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2005	 2004
Retained earnings – beginning of period	128,646	39,667
Net earnings for the period	33,260	26,634
Retained earnings – end of period	161,906	66,301

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Information on Operations for the three months ended March 31
(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Mining revenues	11,899	20,794	63,820	-	**96,513**
Expenses					
Mining	5,253	8,295	24,426	-	**37,974**
Business Development	-	-	-	1,272	**1,272**
Administration	-	-	-	2,163	**2,163**
Depreciation and amortization	588	2,442	5,312	109	**8,451**
Mine closure and site restoration	138	158	490	-	**786**
Interest on long-term debt	-	-	-	2,109	**2,109**
Stock-based compensation	-	-	-	577	**577**
Other expenses (revenues)	5	(126)	(461)	(2,493)	**(3,075)**
	5,984	10,769	29,767	3,737	**50,257**
Earnings (loss) before taxes	5,915	10,025	34,053	(3,737)	**46,256**
Income and resource taxes	(2,491)	(530)	(5,905)	1,594	**(7,332)**
Earnings (loss) before non-controlling interests	3,424	9,495	28,148	(2,143)	**38,924**
Non-controlling interests	-	(2,849)	(2,815)	-	**(5,664)**
Net earnings (loss)	3,424	6,646	25,333	(2,143)	**33,260**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	12,287	17,779	58,760	-	88,826
Expenses					
Mining	5,588	6,331	24,995	-	36,914
Business Development	-	-	-	1,033	1,033
Administration	-	-	-	1,597	1,597
Depreciation and amortization	596	2,265	6,482	620	9,963
Mine closure and site restoration	44	117	297	-	458
Interest on long-term debt	-	-	-	2,109	2,109
Stock-based compensation	-	-	-	90	90
Other expenses (revenues)	-	87	(104)	(249)	(266)
	6,228	8,800	31,670	5,200	51,898
Earnings (loss) before taxes	6,059	8,979	27,090	(5,200)	36,928
Income and resource taxes	(2,159)	-	(4,700)	1,498	(5,361)
Earnings (loss) before non-controlling interests	3,900	8,979	22,390	(3,702)	31,567
Non-controlling interests	-	(2,694)	(2,239)	-	(4,933)
Net earnings (loss)	3,900	6,285	20,151	(3,702)	26,634

See accompanying notes to interim consolidated financial statements.





Consolidated Balance Sheets (in thousands of United States dollars)	As at March 31 2005 (Unaudited) $	 December 31 2004 $
Assets		
Current		
Cash	228,584	206,520
Receivables	17,041	14,242
Inventories and prepaid expenses (note 2)	55,120	52,750
	300,745	273,512
Property, plant and equipment	276,906	273,887
Future income and resource taxes	4,976	5,506
Long-term copper inventory and other (note 3)	21,482	21,748
	604,109	574,653
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	27,876	28,290
Dividends payable	-	7,849
Copper price participation (note 4)	10,000	10,000
Current portion of obligation under capital lease	3,772	3,847
Current portion of mine closure and site restoration	1,981	1,946
	43,629	51,932
Senior notes (note 5)	125,000	125,000
Obligation under capital leases	8,066	8,952
Obligation on properties purchased	227	227
Future income and resource taxes	20,662	19,396
Mine closure and site restoration	22,887	23,025
Non-controlling interests	37,682	35,258
	214,524	211,858
	258,153	263,790
Contingency (note 10)		
Shareholders' equity		
Share capital (note 6)	179,759	178,269
Contributed surplus – stock-based compensation	1,284	707
Cumulative translation adjustment	3,007	3,241
Retained earnings	161,906	128,646
	345,956	310,863
	604,109	574,653

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

March 31, 2005 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	105	2,208	45,315	180,956	**228,584**
Receivables	11,093	2,365	3,173	410	**17,041**
Inventories and prepaid expenses	321	10,802	43,861	136	**55,120**
	11,519	15,375	92,349	181,502	**300,745**
Property, plant and equipment	837	31,296	234,909	9,864	**276,906**
Future income and resource taxes	-	1,589	-	3,387	**4,976**
Long-term copper inventory and other	-	-	20,223	1,259	**21,482**
	12,356	48,260	347,481	196,012	**604,109**
Liabilities					
Current					
Accounts payable and accrued liabilities	1,216	2,592	21,479	2,589	**27,876**
Copper price participation	-	-	-	10,000	**10,000**
Current portion of obligation under capital leases	-	375	3,397	-	**3,772**
Current portion of mine closure & restoration	1,981	-	-	-	**1,981**
	3,197	2,967	24,876	12,589	**43,629**
Senior notes	-		-	125,000	**125,000**
Obligation under capital leases		-	8,066	-	**8,066**
Obligation on properties purchased	-			227	**227**
Future income and resource taxes			20,662	-	**20,662**
Mine closure and site restoration	1,210	4,431	16,534	712	**22,887**
Non-controlling interests	-	13,436	24,246	-	**37,682**
	4,407	20,834	94,384	138,528	**258,153**

December 31, 2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	461	981	10,988	194,090	206,520
Receivables	10,804	1,116	1,837	485	14,242
Inventories and prepaid expenses	401	11,716	40,411	222	52,750
	11,666	13,813	53,236	194,797	273,512
Property, plant and equipment	1,427	33,433	230,607	8,420	273,887
Future income and resource taxes	-	2,119	-	3,387	5,506
Long-term copper inventory and other	-	-	20,426	1,322	21,748
	13,093	49,365	304,269	207,926	574,653
Liabilities					
Current					
Accounts payable and accrued liabilities	1,629	2,567	16,264	7,830	28,290
Dividends payable	-	-		7,849	7,849
Copper price participation				10,000	10,000
Current portion of obligation under capital leases	-	368	3,479	-	3,847
Current portion of mine closure & site restoration	1,946	-		-	1,946
	3,575	2,935	19,743	25,679	51,932
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	-	8,952	-	8,952
Obligation on properties purchased	-	-	-	227	227
Future income and resource taxes	-	-	19,396	-	19,396
Mine closure and site restoration	1,141	4,424	16,743	717	23,025
Non-controlling interests	-	13,827	21,431	-	35,258
	4,716	21,186	86,265	151,623	263,790

See accompanying notes to interim consolidated financial statements.



Consolidated Statements of Cash Flow
(in thousands of United States dollars)
(Unaudited)

	Three months ended March 31	
	2005	2004
	$	$
Operating activities		
Net earnings for the period	33,260	26,634
Non-cash items -		
Depreciation and amortization	8,451	9,963
Future income and resource taxes	1,795	4,689
Mine closure and site restoration	786	458
Gain on sale of marketable securities	(1,135)	-
Gain on disposal of property, plant and equipment	(16)	(31)
Interest on obligation on properties purchased	9	187
Stock-based compensation	577	90
Non-controlling interests	5,664	4,933
	49,391	46,923
Net change in non-cash working capital items (note 8)	(5,584)	(6,385)
	43,807	40,538
Financing activities		
Dividends on common shares	(7,849)	-
Repayments of capital leases	(987)	(865)
Payments of non-controlling interests	(3,239)	(2,754)
Common shares issued	1,490	560
Foreign exchange and other	(482)	(503)
	(11,067)	(3,562)
Investing activities		
Payment of 2004 copper price participation	(10,000)	-
Property, plant and equipment	(352)	(1,339)
Mineral property development	(1,477)	(255)
Proceeds on sale of marketable securities	1,135	-
Proceeds on disposal of property, plant and equipment	18	70
	(10,676)	(1,524)
Increase in cash for the period	22,064	35,452
Cash – beginning of period	206,520	75,313
Cash – end of period	228,584	110,765

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Information on Cash Flow for the three months ended March 31
(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	3,424	6,646	25,333	(2,143)	**33,260**
Non-cash items	2,375	5,978	9,883	(2,105)	**16,131**
	5,799	12,624	35,216	(4,248)	**49,391**
Net change in non-cash working capital items	(624)	(309)	429	(5,080)	**(5,584)**
	5,175	12,315	35,645	(9,328)	**43,807**
Financing activities					
Dividends on common shares	-	-	-	(7,849)	**(7,849)**
Repayments of capital leases	-	-	(987)	-	**(987)**
Payments of non-controlling interests	-	(3,239)	-	-	**(3,239)**
Common shares issued	-	-	-	1,490	**1,490**
Foreign exchange and other	22	(116)	(219)	(169)	**(482)**
	22	(3,355)	(1,206)	(6,528)	**(11,067)**
Investing activities					
Payment of copper price participation	-	-	-	(10,000)	**(10,000)**
Property, plant and equipment	-	(292)	(47)	(13)	**(352)**
Mineral property development	-	-	-	(1,477)	**(1,477)**
Proceeds on sale of marketable securities	-	-	-	1,135	**1,135**
Proceeds on disposal of property, plant & equipment	18	-	-	-	**18**
	18	(292)	(47)	(10,355)	**(10,676)**
Intersegment distributions to corporate	(5,571)	(7,441)	(65)	13,077	**-**
Increase (decrease) in cash for the period	(356)	1,227	34,327	(13,134)	**22,064**
Cash – beginning of period	461	981	10,988	194,090	**206,520**
Cash – end of period	105	2,208	45,315	180,956	**228,584**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	3,900	6,285	20,151	(3,702)	26,634
Non-cash items	2,163	5,076	13,676	(626)	20,289
	6,063	11,361	33,827	(4,328)	46,923
Net change in non-cash working capital items	(3,343)	(851)	229	(2,420)	(6,385)
	2,720	10,510	34,056	(6,748)	40,538
Financing activities					
Repayments of capital leases	-	-	(865)	-	(865)
Payments of non-controlling interests	-	(2,550)	(204)	-	(2,754)
Common shares issued	-	-	-	560	560
Foreign exchange and other	(28)	(64)	(343)	(68)	(503)
	(28)	(2,614)	(1,412)	492	(3,562)
Investing activities					
Property, plant and equipment	-	(1,305)	(27)	(7)	(1,339)
Mineral property development	-	-	-	(255)	(255)
Proceeds on disposal of property, plant & equipment	-	-	70	-	70
	-	(1,305)	43	(262)	(1,524)
Intersegment distributions to corporate	(2,369)	(5,903)	(417)	8,689	-
Increase in cash for the period	323	688	32,270	2,171	35,452
Cash – beginning of period	303	1,205	10,928	62,877	75,313
Cash – end of period	626	1,893	43,198	65,048	110,765

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005 and 2004
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2004. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for 2004.

2. Inventories and prepaid expenses

	March 31 2005	December 31 2004
	$	$
Cathode copper	**4,466**	2,183
In-process inventories	**39,314**	38,375
Mine supplies	**10,233**	10,488
Prepaid expenses	**1,107**	1,704
	55,120	52,750

The amount of depreciation and amortization capitalized to cathode copper and in-process inventories at March 31, 2005 and December 31, 2004 was $6,773 and $6,587, respectively. The depreciation and amortization in the carrying value of cathode copper and in-process inventories will be charged to the depreciation and amortization expense category of the statement of operations.

3. Long-term copper inventory and other

	March 31 2005	December 31 2004
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing cost	**1,259**	1,322
Other	**1,476**	1,679
	21,482	21,748



4. **Copper price participation**

Teck Cominco Limited ("Teck Cominco") is entitled to a payment of up to $10,000 per year (or after 2006 or the repayment of the senior notes, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed $1.22 per pound at December 31, 2004, adjusted for United States inflation until December 31, 2012. Included in current liabilities at December 31, 2004 was $10,000 pertaining to this commitment as the actual average copper price per pound for 2004 of $1.30 exceeded the inflation adjusted copper price. The $10,000 was paid on January 7, 2005. Based upon the actual average copper price for the first quarter of 2005 and the period end forward copper price for the balance of the year, the average copper price for 2005 is calculated to exceed the inflation adjusted copper price for 2005. Accordingly, an additional $10,000 liability to Teck Cominco has been accrued at March 31, 2005 with a corresponding increase in property, plant and equipment assets at Quebrada Blanca.

5. **Senior notes**

On March 10, 2003, Aur issued US$125,000 of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

6. **Share capital, earnings per share and stock-based compensation**

(a) **Issued and outstanding**

	Three months ended March 31			
	2005		2004	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**94,401**	**178,269**	93,849	177,160
Share purchase options exercised	**775**	**1,490**	259	560
Balance – end of period	**95,176**	**179,759**	94,108	177,720

Aur RESOURCES INC.

(b) **Earnings per common share**

	Three months ended March 31	
	2005	2004
	$	$
(i) Basic		
Numerator		
Net earnings available to shareholders	**33,260**	26,634
Denominator (# 000's)		
Weighted average number of shares	**94,869**	94,007
Basic earnings per share	**0.35**	0.28
(ii) Diluted		
Numerator		
Net earnings available to shareholders	**33,260**	26,634
Denominator (# 000's)		
Weighted average number of shares	**94,869**	94,007
Potential issuance of shares from purchase options	**777**	1,294
Potential incremental issuance from stock-based compensation	**275**	30
	95,921	95,331
Diluted earnings per share	**0.35**	0.28

(c) **Stock-based compensation plans**

At March 31, 2005, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Effective January 1, 2003, Aur adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since January 1, 2003 using the fair value method.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN").



The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at March 31, 2005:

Outstanding				Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
Cdn$	# 000's	#	CDN$	# 000's	CDN$
1.96 to 2.55	295	10	2.11	286	2.07
3.30 to 3.91	764	34	3.59	519	3.66
4.10 to 5.90	431	43	5.34	170	5.06
6.11 to 6.75	1,376	57	6.42	527	6.43
	2,866			1,502	

The number of stock options outstanding at March 31, 2005 represents 3.0% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options for the three months ended March 31, 2005 and 2004:

	2005		2004	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000's	CDN$	# 000's	CDN$
Balance – beginning of period	2,465	3.55	2,553	2.85
Granted	1,175	6.43	100	6.75
Exercised	(774)	2.36	(260)	2.64
Expired	-	-	(25)	1.96
Balance – end of period	2,866	5.05	2,368	3.05

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 1.4% (2004 – 0%), expected volatility of 42% (2004 – 44%), risk-free interest rate of 3.2% (2004 – 2.4%) and expected life of 24 months (2004 – 36 months).



7. Other expenses (revenues)

	Three months ended March 31	
	2005	2004
	$	$
Interest on obligation under capital leases	**147**	227
Interest and other income	**(1,476)**	(630)
Interest and financing costs	**13**	211
Foreign exchange	**(713)**	(172)
Gain on sale of marketable securities	**(1,135)**	-
Gain on disposal of property, plant and equipment	**(16)**	(31)
Miscellaneous	**105**	129
	(3,075)	(266)

8. Supplementary cash flow information

	Three months ended March 31	
	2005	2004
	$	$
Net change in non-cash working capital items:		
Receivables	**(2,799)**	(3,465)
Inventories and prepaid expenses	**(2,370)**	1,796
Accounts payable and accrued liabilities	**(415)**	(4,716)
	(5,584)	(6,385)
Other information:		
Interest paid	**4,219**	4,219
Income, resource and capital taxes paid	**4,217**	220

9. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments.

10. Contingency

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fee payments claimed as expenses by CMQB totalling $3,805, thereby reducing by $3,805 of tax loss carryforwards that would otherwise be available to CMQB and reassessing CMQB for withholding taxes of $2,480, including interest and penalties, relating to the payment of the guarantee fees to Aur in 2003. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are correct and that the payment of the guarantee fees does not attract withholding taxes. Should CMQB ultimately be unsuccessful in overturning the reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of CMQB's expense of $2,480, including interest and penalties. At this time, the outcome of the resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.